UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

GEOPARK LIMITED
(Name of Subject Company)

GEOPARK LIMITED
(Names of Persons Filing Statement)

Common Shares, par value $0.001 per share
(Title of Class of Securities)

G38327105
(CUSIP Number of Class Securities)
Jaime Caballero Uribe (Chief Financial Officer) +57 60 1 7432337 Calle 94 N° 11-30 8° piso Bogota, Colombia
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing relates solely to preliminary communications made before the commencement of a planned tender offer (the “Offer”) by Panamerican Energy Holdings S.A., a corporation incorporated under the laws of Panama (“PEH”), an affiliate of Colden Investments S.A., a Panama sociedad anónima (“Colden”), and Mr. Jaime Gilinski, for any and all issued and outstanding equity securities of GeoPark Limited, a Bermuda exempted company (the “Company”), other than securities beneficially owned by PEH or its affiliates, at a price per share equal to $12.22, subject to a maximum tender consideration of $100,000,000. Pursuant to Section 2.2(a) of the Governance Agreement, dated September 2, 2026, among PEH, Colden and the Company (the “Governance Agreement”), PEH is required to commence the Offer within 90 days following the closing, which occurred on October 30, 2026, of the transactions contemplated by the Share Purchase Agreement, dated September 2, 2026, among PEH, the Company and GeoPark USA, LLC, as amended (the “Share Purchase Agreement”), and subsequently consummate the Offer.

This Schedule 14D-9 filing consists of the following document relating to the proposed transaction and the Offer:

Exhibit 99.1: Press Release issued by GeoPark Limited dated November 2, 2026, titled “GeoPark Completes Strategic Venezuela Entry Transaction”.

Exhibit 99.2: Press Release dated September 3, 2026 titled “Geopark Announces Major Strategic Entry into Venezuela”

The material listed above was first used or made available on November 2, 2026.

Additional Information and Where to Find It

The Offer described in this communication has not yet commenced. This communication is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any securities of the Company, nor is it a substitute for the offer materials that PEH intends to file with the U.S. Securities and Exchange Commission (the “SEC”). The solicitation and the offer to buy the Company’s common shares will be made only pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that PEH intends to file with the SEC. In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME), INCLUDING THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, THE RELATED LETTER OF TRANSMITTAL, THE SCHEDULE TO AND ANY OTHER RELATED MATERIALS), THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE OFFER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.

GeoPark security holders and other investors can obtain the Tender Offer Statement, the Solicitation/Recommendation Statement and other filed documents for free at the SEC’s web site at www.sec.gov. Copies of the documents filed with the SEC by GeoPark will be available free of charge on GeoPark’s web site, https://www.geo-park.com, or by contacting GeoPark’s investor relations department at ir@geo-park.com. In addition, GeoPark security holders may obtain free copies of the tender offer materials by contacting the information agent for the tender offer that will be named in the Tender Offer Statement.

Cautionary Note Regarding Forward-Looking Statements

This document, including the exhibits attached hereto and incorporated herein, contains certain statements contained in or incorporated by reference into this document are forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including statements related to the effects of the transactions contemplated by the Share Purchase Agreement and the expected timing, completion and effects of the Offer. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “could,” “will,” “may,” “would,” “potential,” “estimate,” “continue,” “likely,” “target” or similar expressions. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend upon future circumstances, and are not guarantees of future results.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied by such statements, including, among others, the satisfaction of conditions to the completion of the Offer; the timing of commencement and completion of the Offer; potential litigation relating to the transactions contemplated by the Share Purchase Agreement or the Offer; the number of common shares tendered in the Offer and the effect of the aggregate consideration cap; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Offer; the availability of capital and financing; legislative, regulatory, economic and market developments; business uncertainty during the pendency of the Offer; transaction costs; and the possibility that the Offer may not be completed. These and other risks and uncertainties will be more fully discussed in the Schedule TO to be filed upon commencement of the Offer and the Company’s Schedule 14D-9. This list is not a complete statement of all potential risks and uncertainties. Forward-looking statements speak only as of the date they are made. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.